LVH_Exhibit 99.3 (MD&A December 31 2007) Form 6k May 5 2008

Form 51-102F1

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Management’s Discussion & Analysis

Annual Audited Consolidated Financial Statements for the

Year ended December 31, 2007

The following discussion and analysis of the financial position and results of operations for Las Vegas From Home.com Entertainment Inc. (the “Company” or “LVFH”) should be read in conjunction with the audited consolidated financial statements and the notes thereto for the years ended December 31, 2007 and 2006, and which are prepared in accordance with Canadian generally accepted accounting principals.  The audited consolidated financial statements and notes thereto have been reviewed by the Company’s Auditor.  The following discussion and analysis, which has not been reviewed by the Company’s Auditor, should also be read in conjunction with the audited consolidated financial statements and the notes thereto for the years ended December 31, 2007 and 2006.

The following information will include all the disclosure required under Form 51-102F1 for Annual MD&A.

The following information is prepared as at April 29, 2008.

Forward-Looking Statements

Certain statements contained herein are “forward-looking” and are based on the opinions and estimates of management, or on opinions and estimates provided to and accepted by management.  Forward-looking statements are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those expressed or implied.  Readers are therefore cautioned not to place reliance on any forward-looking statement.

The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Description of Business

The principal business of the Company and its Antiguan subsidiary, MT Ventures Inc. (“MTV”) is the development and marketing of software for on-line multi-player interactive games.

Las Vegas From Home.com Entertainment Inc. is a reporting issuer in the Provinces of British Columbia and Alberta and files all public documents on www.sedar.com  .  The Company is a foreign private issuer in the United States of America and in this respect, files on EDGAR, its annual report on Form 20-F and other reports on Form 6K.  The following link, http://www.sec.gov/cgi-bin/browse-edgar?company=&CIK=0001061612&filenum=&State=&SIC=&owner=include&action=getcompany will give you direct access to the Company’s S.E.C. filings.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the year ended December 31, 2007

Selected Annual Information

Selected annual information from the audited consolidated financial statements for the three years ended December 31, 2007, 2006 and 2005 is shown in the following table:

	2007	2006	2005
Revenue	$1,568,732	$748,425	$0
Interest Income	304,305	109,593	76,210
Loss before other items	(4,326,242)	(4,839,123)	(2,765,859)
Loss per common share before other items	*(0.04)	* (0.05)	* (0.03)
Fully diluted earnings/(loss) per share before other items	**n/a	**n/a	** n/a
Comprehensive income/(loss) (1)	(3,988,276)	(4,593,428)	1,088,741
Basic net earnings/(loss) per common share	*(0.04)	* (0.05)	* 0.01
Fully diluted net earnings/ (loss) per common share	**n/a	**n/a	0.01
Total Assets	7,160,671	9,617,355	12,819,608
Long term financial obligations	0	0	2,550
Cash dividends	Nil	Nil	Nil

*  Earnings (loss) per common share in the above table is based on the number of shares outstanding at year end, and not on the weighted average number of shares outstanding for the periods( Canadian GAAP) as shown in the audited Statements of Operations and Deficit for the years ended December 31, 2007, 2006 & 2005.

** The diluted (loss) per common share calculations are not reflected as the effect would have been anti-dilutive.

(1)

Comprehensive Income/(Loss) consists of Net Income/(Loss) and Other Comprehensive Income/(Loss).

For the twelve month period ended December 31, 2007, the Company has recorded revenue of $1,568,732 (2006: $748,425) (2005: $0).  Interest income increased to $304,305 (2006: $109,593) (2005: $76,210).  The loss before other items was $(4,326,242) as compared to a loss in 2006 of $(4,839,123) as compared to a loss in 2005 of $(2,765,859) and, the basic net (loss) per common share in 2007 was $(0.04) as compared to a basic net loss of $(0.05) in 2006 as compared to basic net earnings of $0.01 per common share in 2005.

The Company has never paid any cash dividends and has no plans to pay any cash dividends in the future.  The weighted average number of common shares was 101,428,720 in 2007 as compared to 97,236,825 for the same period in 2006 as compared to 84,337,774 for the same period in 2005.

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

December 31, 2007 (and up to April 29, 2008)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the year ended December 31, 2007

Results of Operations

For the years ended December 31, 2007 and December 31, 2006.

All financial figures presented herein are expressed in Canadian Dollars (CDN$) unless otherwise specified.

The principal business of the Company and its subsidiary, MT Ventures Inc. (“MTV”), is the development and licensing of software for online multi-player interactive card games.

The principal revenues of MTV is from collecting licensing fees and royalties.

During 2006, the Company incorporated MTV, a 100% wholly owned Antiguan subsidiary, which is in the business of marketing and licensing the Company’s online Asian multi-player interactive card games software.

On November 10, 2006, the Company caused to incorporate MT Commerce Limited (“MT Commerce Limited (UK)”), a United Kingdom corporation.  It is the Company’s intention that MT Commerce Limited (UK) act as payment processor for the Company and its subsidiaries.  Furthermore, the Company changed the name of its Cypriot subsidiary, APG Enterprises Ltd. to MTO Commerce Ltd.

Although management believes that the Internet gaming related activities of MTV will represent a lawful business, there is the risk that the legality of the Internet gaming related activities of MTV may be challenged by Canadian or other legal authorities.  If the legality of the Internet gaming related activities is challenged and the challenge is sustained, it may have a material adverse impact on the financial affairs of the Company.

The Company is continually enhancing and upgrading the Company’s Gaming Software in order to enable the Company to retain and increase its Licensees.

The Company is presently not a party to any legal proceedings whatsoever.

Effective February 27, 2006, the Company’s common shares were listed for trading on the Frankfurt Stock Exchange under the trading symbol “LVH”.  The Company’s ISIN number is CA5176721010 and the German security code is WKN935277.  The listing of the Company’s common shares on the Frankfurt Stock Exchange provides the Company with increased exposure in the European investment community as well as increasing the visibility of its products in that marketplace.

At the Annual General Meeting of the Company’s shareholders which was held on June 22, 2007, the shareholders approved the Audited Consolidated Financial Statements for the year ended December 31, 2006 and the Auditor’s report thereon; fixed the number of Directors for the ensuing year at four; elected Bedo H. Kalpakian, Jacob H. Kalpakian, Neil Spellman and Gregory T. McFarlane as Directors of the Company; re-appointed the Company’s Auditor, Smythe Ratcliffe, Chartered Accountants, for the ensuing year and authorized the Directors to fix the remuneration to be paid to the Auditor.

As of December 31, 2007, the Company’s Canadian operations employed 34 people (December 31, 2006: 47) consisting of staff and management.

During the early part of 2007, the Company was successful in negotiating down a marketing contract with a local advertising company which resulted in the Company having a gain on settlement in the amount of $112,369.

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

December 31, 2007 (and up to April 29, 2008)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the year ended December 31, 2007

Discontinued Operations

The Company’s former Antiguan subsidiary, Action Poker Gaming Inc. (“Action”), was in the business of development and marketing of software for online multi-player interactive card games.

Action’s operations were located at the facilities of Mohawk Internet Technologies Inc. ("Mohawk"), which acted as its hosting facility for its servers, located on the Kahnawake Mohawk Reserve ("Kahnawake") in Canada.

The gaming and entertainment operations were carried on by Action.  The principal revenues of Action were from collecting rakes, licensing fees and royalties.

On September 29, 2006, both Houses of the U.S. Congress passed the Safe Port Act, onto which was attached the Unlawful Internet Gambling Enforcement Act of 2006 (the “UIGE Act”).  The UIGE Act prohibits the acceptance or use of any payment instrument in any financial transaction involving Internet gambling.  Consequently, the Company decided that its licensed operating Antiguan subsidiary, Action, cease taking deposits from US based players as of October 13, 2006 and sold Action, which included all of the Action Poker brands, the operating infrastructure of Action, APG Enterprises Costa Rica S.A., Action Commerce Limited, Guardian Commerce Limited and an undivided interest in the software that is used by Action to run the Action Poker Network (collectively referred to as the “APGN”) for a selling price of US$2,600,000 to Playsafe Holding Ltd. (“Playsafe”), a wholly-owned subsidiary of Playsafe Holding AS (Norway), a public company listed in Norway.  On November 24, 2006, the Company received TSX Venture Exchange (“TSX.V”) approval and closed the sale.  In respect to this arm’s length transaction, a finder’s fee of US$75,000 was paid to an arm’s length third party.  As a result of this sale, the Company no longer has any online gaming interests in the North American market.

During 2005, Action licensed from an arm’s length third party, an online Casino Software (”Online Casino”), which was operated by Action under the URL www.playvegasfromhome.com and which was also sold to Playsafe on November 24, 2006 as part of the APGN.

After the sale of the APGN to Playsafe, the Company no longer operates any online poker rooms or online casinos.

The results of discontinued operations, less applicable income taxes, have been reported as a separate element of net income (loss) before other items for both current and prior periods.

Summarized selected financial information for the discontinued operations is as follows:

	2007	2006	2005
Revenue	$ 0	$ 12,073,508	$ 11,645,108
Income (loss) from discontinued operations, net of tax	$ (78,708)	$ 1,139,955	$ 3,848,935
Loss on sale of subsidiary	0	884,834	0
Income (loss) from discontinued operations, net of tax	$ (78,708)	$ 255,121	$ 3,848,935

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

December 31, 2007 (and up to April 29, 2008)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the year ended December 31, 2007

Revenue

For the twelve month period ended December 31, 2007, the Company’s revenue from continuing operations increased to $1,568,732 as compared to $748,425 in 2006 due to revenues generated from two licensees, the largest portion of which was received from one licensee.  Interest income increased to $304,305 (2006: $109,593) due to higher cash balances in the bank.

Expenses

For the year ended December 31, 2007, operating expenses were $5,894,974 as compared to $5,587,548 for the year ended December 31, 2006.  The items whch contributed to the increase in operating expenses during 2007 were Consulting & Professional fees of $804,893 as compared to $380,404 for the corresponding period in 2006, Bank charges, interest and foreign exchange of $890,771 as compared to a recovery of $(46,001) in 2006 due to the strenghtening of the Canadian dollar in relation to the US dollar throughout 2007, and Shareholder communications of $7,150 as compared to $5,512 during the corresponding period in 2006.  Salaries and benefits slightly decreased to $2,612,833 as compared to $2,819,595 for the year ended December 31, 2006.  Advertising and promotion expenses decreased substantially to $39,961 from $457,204 for the same period in 2006.  Rent, office and miscellaneous expenses were $443,784 as compared to $475,534 for 2006.  Amortization expense decreased to $265,242 as compared to $561,377 for the same period in 2006.

Interest Income

For the twelve month period ended December 31, 2007, the Company had interest income in the amount of $304,305 as compared to $109,593 during the corresponding period in 2006.

Loss from Operations before Discontinued Operations

The loss from operations before discontinued operations for 2007 was $(3,909,568) as compared to a loss of $(4,848,549) for the corresponding period in 2006.

Discontinued Operations

The Company recorded a loss from discontinued operations, net of tax, of $(78,708) as compared to an income from discontinued operations, net of tax, of $255,121 in 2006.

Net Loss

During the year ended December 31, 2007 the Company had a net loss of $(3,988,276) or $(0.04) per share (weighted average) as compared to a net loss of $(4,593,428) or $(0.05) per common share (weighted average) in the same period of 2006.  During the year ended December 31, 2007, the Company’s weighted average number of common shares was 101,428,720 as compared to 97,236,825 for the same period in 2006.

Liquidity and Capital Resources

As at December 31, 2007, the Company’s total assets were $7,160,671 as compared to $9,617,355 for the corresponding period in 2006.  The Company’s total liabilities were $258,170 as compared to $478,642 at December 31, 2006. The Company has not paid any cash dividends and does not plan to pay any cash dividends in the future.  As at December 31, 2007 the Company has no long-term debt.

As at December 31, 2007, the Company’s cash and cash equivalents were $6,166,076 as compared to $8,273,201 at December 31, 2006.

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

December 31, 2007 (and up to April 29, 2008)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the year ended December 31, 2007

As at December 31, 2007, the Company’s accounts receivable was $115,737 as compared to $425,611 at December 31, 2006.  Due from related parties at December 31, 2007 was $17,512 as compared to $60 at December 31, 2006.  Prepaids and lease deposits at December 31, 2007 were $13,234 as compared to $15,000 at December 31, 2006.

Operating Activities

During the period ended December 31, 2007 the Company used $2,434,822 of cash from operating activities as compared to $2,771,107 of cash from operating activities in the corresponding period of 2006.

Financing Activities

Cash provided by financing activities was $1,074,261 in 2007 which included funds received by the Company in the amount of $850,000 pursuant to a Private Placement Subscription Agreement from an investor for 5,000,000 units of the securities of the Company which were issued on February 19, 2008.  Cash provided by financing activities during 2006 was $170,956.

Investing Activities

The Company used cash in investing activities of $(183,852) in 2007 as compared to  $2,500,865 from investing activities in 2006.  The Company received $2,751,774 from the sale of its Action Poker Network in 2006. Proceeds from the sale of marketable securities were  $0 in 2007 as compared to $310,317 in 2006. Additions to software development were $0 in 2007 as compared to $(511,126) in 2006.   Purchase of marketable securities were $0 in 2007 as compared to $(50,100) in 2006.

Working Capital

For the year ended December 31, 2007, the Company had a working capital of $6,054,389 as compared to a working capital of $8,235,230 in the same period in 2006.

Capitalization

Although the Company has achieved initial success with its AMSP, in order for the Company to further increase its revenues, the Company must dedicate more resources to marketing and to further upgrading the Company’s Gaming Software so as to have additional games and features. If the Company is successful in increasing its revenues, Management is of the opinion that the Company shall be able to fund its marketing and development expenditures from the Company’s increased and/or current cash flow.

The Company entered into an agreement on April 20, 2005, with a syndicate of underwriters led by Wellington West Capital Markets Inc. and CIBC World Markets Inc. and including GMP Securities Ltd. and Sprott Securities Inc. (collectively the “Underwriters”) for a "bought-deal" underwritten private placement of Subscription Receipts (the "Brokered Offering").  The Brokered Offering closed on May 13, 2005.  As a result, 12,485,500 common shares and 6,242,750 share purchase warrants at an exercise price of $1.00 per common share were issued to various investors pursuant to the Brokered Offering.  Total net proceeds received by the Company were $7,487,689.  The Company paid the Underwriters an aggregate cash commission of $547,801 and issued a total of 842,771 Broker’s Compensation Warrants (the “Compensation Warrants”) were exercisable into Units at $0.65 per Unit.  Each Unit consisted of one common share in the capital of the Company and one half of one share purchase warrant.  One whole share purchase warrant was required to purchase one additional common share at $1.00 per share.  All share

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

December 31, 2007 (and up to April 29, 2008)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the year ended December 31, 2007

purchase warrants expired on May 13, 2007.  The shares, share purchase warrants and Compensation Warrants, which were issued by the Company on July 13, 2005, had hold periods which expired on September 14, 2005, at which time the share purchase warrants commenced trading on the TSX.V, under the symbol LVH.WT.  During the year ended December 31, 2007, the Company issued 25 common shares as a result of the exercising of broker’s compensation warrants at the price of $1 per common share for total proceeds to the Company of $25.

During the year ended December 31, 2006, the Company issued 465,000 common shares of the Company to various warrant holders as a result of the exercising of warrants at prices ranging from $0.10 to $0.25 per common share for total proceeds to the Company of $99,000.

During the year ended December 31, 2007, an aggregate amount of 7,942,725 warrants expired unexercised.

The Company has granted stock options to acquire common shares of the Company, at certain prices, to various parties.  Should any outstanding stock options be exercised by any party, then any funds received by the Company shall be used for general working capital purposes.  However, there are no assurances whatsoever that any stock options will be exercised.

During the year ended December 31, 2007, the Company issued 1,961,500 common shares of the Company to employees and consultants as a result of exercising stock options at prices ranging from $0.12 to $0.27 per common share for total proceeds to the Company of $247,755.

During the year ended December 31, 2007, LVFH arranged with Special Opportunity Ltd. (“SPO”), an investment holding company, to enter into a private placement with the Company to subscribe for 5,000,000 units of the securities of the Company at CDN $0.17 per unit.  Each unit consists of one common share and one non-transferable warrant to buy an additional common share at CDN $0.25 per share for a period of twelve months. LVFH received the proceeds prior to the end of the year; however, all necessary regulatory approvals were not completed until subsequent to year-end and, as such, the Company did not issue the units until all necessary regulatory approvals were obtained.  The 5,000,000 units were issued on February 19, 2008 and have a hold period which expires on June 19, 2008.

During the twelve month period ended December 31, 2006, a total of 584,592 stock options were exercised at prices ranging between $0.12 and $0.19 per common share for total proceeds to the Company of $93,755.  During the twelve month period ended December 31, 2006, a total of 5,549,000 stock options exercisable at prices ranging between $0.12 and $0.46 per common share expired and 9,815,000 employee stock options exercisable at prices between $0.12 and $0.27 per common share were granted during the period.

The Company received TSX.V approval on October 30, 2006 to commence a normal course issuer bid.  Under the bid, which was conducted pursuant to the rules of the TSX.V, the Company could have purchased up to 8,913,000 of its common shares (the "Common Shares") representing approximately 8.9% of the Company's then issued and outstanding Common Shares.  The Company had until November 3, 2007 to purchase any or all of its 8,913,000 Common Shares.  The price at which the Company could have purchased its Common Shares would have been the market price thereof at the time of acquisition. Purchases of Common Shares would have been made in the open market through the facilities of the TSX.V.  Any Common Shares acquired by the Company would be cancelled. Purchases under the bid would have been made on behalf of the Company by Wellington West Capital Markets Inc.  As of December 31, 2007, the Company returned to treasury for cancellation 125,000 common shares, which were purchased for a total cost of $22,500.  The share repurchase resulted in an increase to contributed surplus of $14,375 and reduction to capital stock of $36,875.

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

December 31, 2007 (and up to April 29, 2008)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the year ended December 31, 2007

On November 4, 2002, the Company entered into a licensing agreement with Zab Resources Inc. (formerly Bronx Ventures Inc.) (“Zab”), a related company, for the joint development of certain gaming software consisting of three card games (the “three card games software”), as a result of which, the three card games software was equally owned by the Company and Zab.  On May 5, 2006, Zab sold its interest in the three card games software to the Company for a consideration of 6,670,000 fully paid and non-assessable common shares of the Company at a deemed price of $0.36 per share determined by the market value of the Company’s common shares, for a total acquisition cost of $2,401,200, as determined by an independent valuation.  The 6,670,000 common shares of the Company, which have been issued to Zab, were restricted from trading until May 1, 2007.

During the year ended December 31, 2006, the Company issued 465,000 common shares to various warrant holders as a result of the exercising of warrants at prices ranging from $0.10 to $0.25 per common share for total proceeds to the Company of $99,000.

Proceeds received by the Company from all financings are being utilized for general working capital purposes.

Summary of Quarterly Results

The following are the results for the eight most recent quarterly periods, starting with the three month quarterly period ended December 31, 2007:

For the Quarterly Periods ended	December 31, 2007	September 30, 2007	June 30, 2007	March 31, 2007
Total Revenues	$230,968	292,973	126,428	918,363
Loss before other items	(759,925)	(1,257,229)	(1,753,042)	(556,046)
Loss per common share before other items	(0.01)	(0.01)	(0.02)	(0.01)
Fully diluted earnings/ (loss) per common share before other items	**n/a	**n/a	**n/a	**n/a
Net loss for the period	(803,671)	(1,182,671)	(1,641,628)	(360,306)
Basic net loss per common share	(0.01)	(0.01)	(0.02)	(0.00)
Diluted net earnings/ (loss) per common share	**n/a	**n/a	**n/a	**n/a

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

December 31, 2007 (and up to April 29, 2008)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the year ended December 31, 2007

For the Quarterly Periods ended	December 31, 2006	September 30, 2006	June 30, 2006	March 31, 2006
Total Revenues	$748,425	0	0	0
Loss before other items	(1,097,020)	(1,336,310)	(1,317,109)	(1,088,,684)
Loss per common share before other items	(0.01)	(0.01)	(0.01)	(0.01)
Fully diluted earnings/ (loss) per common share before other items	**n/a	**n/a	**n/a	**n/a
Net earnings/(loss) for the period	(3,028,766)	(1,026,289)	(853,501)	315,128
Basic net earnings/ (loss) per common share	(0.03)	(0.01)	(0.01)	0.003
Diluted net earnings/ (loss) per common share	**n/a	**n/a	**n/a	0.003

Note:

Gain (loss) per common share calculations in the above tables are based on the number of shares outstanding for the periods, and not on the weighted average number of shares outstanding (Canadian GAAP) as shown in the Statements of Operations and Deficit for the above mentioned periods.

**

The diluted (loss) per share calculations are not reflected as the effect would have been anti-dilutive.

Quarterly Results

For the three months ended December 31, 2007 and December 31, 2006.

During the three month [fourth quarter] period ended December 31, 2007, the Company had a net loss of $(803,671) or $(0.01) per share as compared to a net loss of $(3,028,766) or $(0.03) per share in the same three month [fourth quarter] period of 2006.  Total revenues were $230,968 as compared to revenues of $748,425 for the same period in 2006 as a result of the lower rate of revenue received from a licensee during the last quarter of 2007.  Operating costs have decreased significantly to $990,893 as compared to $1,845,445 for the same period in 2006.

Risks related to our Business

The Company, and the Securities of the Company, should be considered a highly speculative investment.  The following risk factors should be given special consideration when evaluating an investment in any of the Company's Securities:

General legislative risk

Although management of the Company believes that the conduct of Internet gaming related activities by its Antiguan subsidiary, MT Ventures Inc. (“MTV”), represents a lawful business, there is the risk that the legality of the Internet gaming related activities may be challenged by Canadian or other legal authorities.  If the legality of the Internet gaming related activities is challenged and the challenge is sustained, it can have a material adverse impact on the business and financial affairs of the Company.

Competition

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

December 31, 2007 (and up to April 29, 2008)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the year ended December 31, 2007

The marketplace for the Company’s Gaming Software is constantly undergoing changes, is intensely competitive and is subject to changes in customer preferences.  Consequently, new products are being developed continuously by the Online Gaming Industry in order to satisfy customer demands, and new costly venues of advertising and promotion are being used by the Online Gaming Industry so as to attract new customers and retain existing ones.  The Company’s products and services compete against those of other companies that have greater financial, marketing, technical and other resources than those of the Company.

Internet and system infrastructure viability

Any changes in the internet’s role as the premier computer network information service or any shutdown of internet services by significant internet service providers will have an adverse material impact on the Company’s ability to generate revenues.  Furthermore, the Company can be severely and adversely affected from power failures, internet slowdowns or failures, software slowdowns or failures and hackings.

Reliance on key personnel

The Company relies heavily on its employees, the loss of any of whom could have an adverse effect on the Company.

Customer concentration

The Company also relies on its licensees for the operation of the Company’s Gaming Software, the loss of any of which could have an adverse effect on the affairs of the Company.

Payment processing

Changes in policies of companies, financial institutions or banks, that handle credit card transactions and/or other types of financial transactions for on-line gaming, can have an adverse impact on the business and financial affairs of the Company.

Foreign exchange rates

The profitability of the Company can be affected by fluctuations in the exchange rate of the US Dollar in relation to the Canadian Dollar due to the fact that the Company’s revenues are generated in US Dollars while a major portion of the Company’s expenses are incurred in Canadian Dollars.

Share price volatility and liquidity

The market price of our common shares has experienced considerable volatility and may continue to fluctuate in the future. Factors such as the Company’s quarterly results, changes in existing legislation, new legislation, technological changes and general market conditions may adversely affect the market price of our common shares. There is a limited trading market for our common shares and the ability of investors to sell their shares or the price at which those shares may be sold cannot be assured.

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

December 31, 2007 (and up to April 29, 2008)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the year ended December 31, 2007

Growth management

If the Company’s software gains traction in the market, rapid growth may occur which may result in certain strains on the Company. The Company will have to manage, hire and retain qualified employees and control its expenses in order to grow profitably.

Dilution

There are a number of outstanding securities and agreements pursuant to which common shares of the Company may be issued in the future. This would result in further dilution to the Company's shareholders.

Revenues and Dividends

While the Company currently generates revenues, the Company has not yet established a long term pattern of consistently generating meaningful revenues.  The Company intends to retain its earnings in order to finance further growth.  Furthermore, the Company has not paid any dividends in the past and does not expect to pay any dividends in the future.

Related Party Transactions

The Company shares office space and certain expenses with Zab Resources Inc. (“Zab”), Mountain Capital Inc. (“MCI”), Touchdown Capital Inc. (“TDCI”) and Colt Resources Inc. (“CRI”), companies related by certain common officers and directors.  Rent for the office premises is paid by the Company.  Zab, MCI, TDCI and CRI are charged for their proportionate share of office rent and office services provided by the Company.   Effective January 1, 2008, MCI and CRI have relocated offices and terminated the services provided by the Company.

Amounts due from related parties are due on demand with certain amounts bearing interest at prime plus 1%.

Amounts payable to directors are for expenses incurred on behalf of the Company and are payable on demand with no interest.

On January 7, 2005, Zab acquired 1,250,000 units of LVFH at a price of $0.20 per unit.  Each LVFH unit consisted of one LVFH common share and one-half of one warrant.  One whole warrant was required to purchase one LVFH common share at $0.25 per share for a period of 24 months.  In January 2006, Zab exercised 600,000 of its half warrants. In January 2007, the remaining 650,000 half warrants expired.

On November 4, 2002, the Company entered into a licensing agreement with Zab for the joint development of certain gaming software consisting of three card games (the “three card games software”), as a result of which, the three card games software was equally owned by the Company and Zab.  On May 5, 2006, Zab sold its interest in the three card games software to the Company for a consideration of 6,670,000 fully paid and non-assessable common shares of the Company at a deemed price of $0.36 per share determined by the market value of the Company’s common shares, for a total acquisition cost of $2,401,200, as determined by an independent valuation.  The 6,670,000 common shares of the Company, which were issued to Zab, were restricted from trading until May 1, 2007.

For the twelve month period ended December 31 2007, Kalpakian Bros. of B.C. Ltd. (“Kalpakian Bros.”) was paid $360,000. (2006: $360,000).  The principals of Kalpakian Bros. are Bedo H. Kalpakian and Jacob H. Kalpakian, both Company directors and officers.  Pursuant to a Management Services Agreement (the "Agreement") effective July 1, 2005, the remuneration

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

December 31, 2007 (and up to April 29, 2008)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the year ended December 31, 2007

payable to Kalpakian Bros. is $30,000 plus GST per month.  Kalpakian Bros. is also entitled to reimbursement for all traveling and other expenses incurred by it in connection with performing its services.  The term of the Agreement is for five years and the term automatically extends for additional one-year periods on each anniversary date of the Agreement, unless the Company, not less than 180 days prior to any such anniversary, gives written notice to Kalpakian Bros. that it does not wish to further extend the Agreement.  If the Agreement is terminated by the Company other than for just cause, or is terminated by Kalpakian Bros. for good reason, then Kalpakian Bros. is entitled to be paid the annual remuneration for the unexpired term of the Agreement and is also entitled to immediate vesting of all unvested stock options.  Kalpakian Bros. may terminate the Agreement on giving four months notice.

As of December 31, 2007, an amount of $17,512 is due from related parties which consists of the following:

	2007	2006
Receivables from MCI
Rent charged by LVFH	$ 318	$ 0
Office services charged by LVFH	1,272	0
	1,590	0
Receivables from TDCI
Rent charged by LVFH	318	0
Office services charged by LVFH	1,272	0
	1,590	0
Receivable from Zab
Rent charged by LVFH	318	0
Office expense charged by LVFH	1,272	0
Reimbursements for expenses paid by LVFH	504	0
	2,094	0
Receivables from CRI
Rent charged by LVFH	2,120	0
Office services charged by LVFH	8,480	0
Reimbursements for expenses paid by LVFH	1,638	0
	12,238	0
Receivable from directors	0	60
Receivable from related parties	$ 17,512	$ 60

As of December 31, 2007, an amount of $343 is due to related parties which consists of the following:

	2007	2006
Payable to Zab
Payroll expenses charged to LVFH	$ 0	$ 5,196
Payable to directors	343	0
	$ 343	$ 5,196

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

December 31, 2007 (and up to April 29, 2008)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the year ended December 31, 2007

As at December 31, 2007, the following amounts were paid to the Company:

The Company charged Zab for:
(a) office expenses of $12,000 (2006 - $Nil; 2005 - $Nil);
(b) rent expenses of $4,000 (2006 - $6,000; 2005 - $6,000); and

The Company charged CRI for:
(c) rent of $11,500 (2006 - $Nil; 2005 - $Nil);
(d) office expenses of $46,000 (2006 - $Nil; 2005 - $Nil); and

The Company charged MCI for:
(e) rent of $3,000 (2006 - $Nil; 2005 - $Nil); and
(f) office expenses of $12,000 (2006 - $Nil; 2005 - $Nil);

The Company charged TDCI for:
(g) rent of $3,000 (2006 - $Nil; 2005 - $Nil); and
(h) office expenses of $12,000 (2006 - $Nil; 2005 - $Nil).

As at December 31, 2007, the Company paid Zab the following:

Zab charged the Company for:
(a) payroll expenses of $Nil (2006 - $322,629; 2005 - $205,608); and
(b) other expenses of $4,061 (2006 - $Nil; 2005 - $1,455).

Financial Instruments

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants’ (CICA) Handbook Section 3855, “financial instruments – recognition and measurement”, which establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. The Company classifies its debt and marketable equity securities into held-to-maturity, trading or available-for-sale categories. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available–for-sale. Held-to-maturity securities are recorded as either short-term or long-term on the balance sheet based on contractual maturity date and are stated at amortized cost. Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses recognized in net income (loss). Debt and marketable equity securities not classified as held-to-maturity or as trading are classified as available-for-sale and are carried at fair market value, with the unrealized gains and losses, net of tax, included in the determination of comprehensive income and reported in stockholders’ equity.

The adoption of the new standard had no effect on the Company’s consolidated financial statements.

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

December 31, 2007 (and up to April 29, 2008)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the year ended December 31, 2007

The Company has designated its cash and cash equivalents as held for trading; accounts receivable as loans and receivable; accounts payable and accrued liabilities, other liabilities and long-term debt, including current portion, as other liabilities.

a)

Fair value

Prior to the adoption of CICA Handbook Section 3855, the Company disclosed the fair value of its financial instruments. The carrying values of cash, term deposits, receivables, and accounts payable and accrued liabilities approximated their fair values due to the relatively short periods to maturity of those financial instruments.

b)

Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and liabilities.

c)

Credit risk

The Company is exposed to credit risk with respect to its cash and cash equivalents, accounts receivable and amounts due from licensees.  Cash is placed with major financial institutions rated in the two highest grades by nationally recognized rating agencies.  Risks on accounts receivable from licensees are minimal.

d)

Foreign currencies

The Company considers the Canadian dollar to be its functional currency and translates the results of foreign operations into Canadian currency using approximately the average exchange rate for the year.  The exchange rate may vary from time to time.  The Company does not utilize derivatives to manage the foreign currency risk.

Of the Company’s cash and cash equivalents 77% are in US dollars. The Company’s reported earnings include gain/losses on foreign exchange, which largely reflect revaluation of approximately US$4,804,000 (CDN $4,762,200) of US dollar denominated cash and cash equivalents.

Off-balance sheet arrangements

The Company does not have any off-balance sheet arrangements.

Comprehensive Income

Effective January 1, 2007, the Company adopted the CICA Handbook Section 1530, “Comprehensive Income”, which establishes standards for presentation and disclosure of comprehensive income. Comprehensive income is the overall change in the net assets of the Company for a period, other than changes attributable to transactions with stockholders. It is made up of net income and other comprehensive income.  The historical make-up of net income has not changed.  Other comprehensive income consists of gains and losses affecting stockholders’ equity that, under generally accepted accounting principles are excluded from net income.

The adoption of the new standard had no effect on the Company’s consolidated financial statements.

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

December 31, 2007 (and up to April 29, 2008)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the year ended December 31, 2007

Disclosure over Internal Controls

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), on a timely basis so that appropriate decisions can be made regarding public disclosure. As at December 31, 2007, the CEO and CFO have evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in Multilateral Instrument 52-109 (Certification of Disclosure in Issuers’ Annual and Interim Filings) of the Canadian Securities Administrators and have concluded that such controls and procedures are effective and provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, was made known to them and reported as required, particularly during the period in which the annual filings were being prepared.

Upon completion of the Company’s Audit for the year ended December 31, 2007, the Auditors have identified matters relating to corporate governance be addressed and documented by the Company’s Management on a going forward basis, however, the Auditors appreciated the assistance provided by the Company during the Audit and the Auditors determined that all transactions were diligently and accurately accounted for.  Furthermore, the Auditors determined that they did not encounter any specific internal control matters be brought to the Company’s attention other than matters relating to corporate governance.

Management is also responsible for the design of internal controls over financial reporting within the Company in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. Management has evaluated the design of the Company’s internal controls and procedures over financial reporting as of the end of the period covered by the annual filings and believes the design to be sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes. There have been no significant changes to the Company’s internal control environment during the twelve months ended December 31, 2007 that would have materially affected the Company’s internal controls over financial reporting.

Capital Stock

Unlimited number of common shares without par value

Unlimited number of preferred shares without par value

Outstanding Share Data	Number of Common Shares	Number of Preferred Shares	Exercise($) Price per common share	Expiry Dates
Issued and Outstanding as at April 29, 2008	107,149,545	Nil	N/A	N/A
Stock Options	10,677,500	Nil	$0.11 to 0.27	May 8/08 – April 15/2011
Warrants	5,000,000	Nil	$0.25	Feb 19, 2009
Fully Diluted as at April 29, 2008	122,827,045	Nil	N/A	N/A

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

December 31, 2007 (and up to April 29, 2008)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the year ended December 31, 2007

Subsequent Events

a)

The Company’s wholly-owned subsidiary has signed a Software Licensing Agreement (“SLA”) with a subsidiary of CY Foundation Group Limited (“CYF”) (HKSE:1182) to provide CYF and its subsidiaries (the “CYF Group”) with LVFH’s software gaming platform in the People’s Republic of China (“PRC”).  CYF, through a controlled entity in the PRC, is licensed by the Ministry of Culture of the Government of the PRC to operate online games and tournaments across China.  In addition to entering into an SLA to provide the CYF Group with the LVFH software for the entire PRC in which the CYF Group shall pay LVFH a standard licensing royalty, the Company has also entered into a Definitive Agreement to pay CYF CDN$850,000 (paid on March 4, 2008) in order for the CYF Group to exclusively use the LVFH Software (“Exclusivity Rights”) to operate certain online games (the “Selected LVFH Software”) in the Henan Province and in the city of Beijing including its suburbs (the “Designated Territory”).  The CYF Group shall pay royalty payments to LVFH the greater of either 10% (ten percent) of all tournament fees collected by the CYF Group less the tournament prizes paid to the players or 1% (one percent) of all tournament collection fees collected by the CYF Group without any deductions for prizes paid to the players that are generated from the operations of the Selected LVFH Software and/or any other similar software that the CYF Group uses in the Designated Territory.

b)

Subsequent to the year-ended 2007, a total of 78,750 employee stock options were exercised at prices ranging from $0.10 to $0.12 per common share for total proceeds to the Company of $9,200; 143,750 employee stock options at exercise prices ranging from $0.11 to $0.18 per common share were forfeited, 607,500 employee stock options at exercise prices ranging from $0.12  to $0.18 per common share were cancelled and 220,000 stock options were granted to consultants and one employee at exercise prices ranging from $0.11 to $0.15 per common share.

c)

Subsequent to the year-ended 2007, the Company completed the private placement entered into with SPO, a foreign investment company and has issued 5,000,000 units in the securities of the Company at the purchase price of CDN $0.17 per unit for total proceeds to the Company of CDN $850,000.  The units, which have been issued, have a hold period that expires on June 19, 2008.  Each unit consists of one common share and one non-transferable share purchase warrant to purchase, until February 19, 2009, an additional common share in the capital of the Company at the price of Cdn $0.25 per common share.

d)

On February 22, 2008, the Company caused to incorporate Blue Cactus Enterprises Inc. (“Blue Cactus”), a 100% wholly-owned Antiguan subsidiary.  It is the Company’s intention for Blue Cactus to act as a licensing and/or payment processing entity for the Company and its subsidiaries.

2007 Outlook

Going forward, the Company shall primarily focus its operations in the Asian Market. The Company shall concentrate its efforts on developing new games and licensing the Company’s Asian Multiplayer Software Platform (“AMSP”) to third parties.

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

December 31, 2007 (and up to April 29, 2008)